UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 20, 2025

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

PRESS RELEASE

MEDIA & INVESTOR RELEASE

Novartis projects +5-6% cc sales CAGR 2025-2030, with long-term growth backed by 30+ potential high-value pipeline assets

Ad hoc announcement pursuant to Art. 53 LR

  Mid-term sales guidance rolled forward to +5-6% cc CAGR for 2025-2030, following upgrade of 2024-2029 guidance to +6% cc1

  Peak sales guidance upgraded for Kisqali and Scemblix; Novartis now has eight de-risked, in-market assets with USD 3-10 billion peak sales potential

  15+ potentially submission-enabling readouts expected in the next two years to fuel long-term growth

  Pipeline includes 30+ potential high-value medicines, with 10+ licensed or acquired in the past two years

Basel, November 20, 2025 – Novartis today rolled forward its mid-term guidance to 2025-2030 with a sales CAGR of +5-6% cc. The updated outlook will be featured at its Meet Novartis Management event in London today and reflects continued strong momentum from in-market growth drivers and upcoming launches, most with issued US patent protection throughout the 2030s.

Higher peak sales guidance for key brands reinforces confidence in the company’s mid-term outlook:

  Kisqali raised from USD 8 billion+ to USD 10 billion+
  Scemblix raised from USD 3 billion+ to USD 4 billion+

Novartis now has eight de-risked, in-market assets with peak sales potential of USD 3-10 billion: Kisqali, Cosentyx, Kesimpta, Pluvicto, Scemblix, Leqvio, Fabhalta and Rhapsido.

Entering a catalyst-rich period, Novartis expects 15+ potentially submission-enabling readouts over the next two years. With significant replacement power and a robust pipeline featuring 30+ potential high-value medicines, including 10+ licensed or acquired in the past two years, the company is well positioned to drive long-term growth beyond 2030.

Novartis delivered a core operating income margin1 of 41.2% in the first nine months of 2025 – two years ahead of plan – and expects to return to 40%+ margins by 2029, after absorbing 1-2 percentage points of dilution from the planned acquisition of Avidity Biosciences, which is expected to close in the first half of 2026, subject to completion of the separation of SpinCo from Avidity and other customary closing conditions.

“As a pure-play medicines company, Novartis has delivered a strong track record of sales growth with core margin expansion,” said Vas Narasimhan, CEO of Novartis. “Looking ahead, we expect to sustain that momentum over the next five years, driven by assets we already have in hand as well as upcoming launches with multi-billion-dollar sales potential. Over the past two years, we have executed more than 30 strategic deals, bolstering our pipeline and strengthening the outlook of the business in the mid-2030s and beyond. With more than 30 potential high-value medicines in our pipeline across four core therapeutic areas and advanced technology platforms, we are well positioned for long-term sustainable growth.”

During the event today, investors and analysts will hear from CEO Vas Narasimhan and have the opportunity to engage with senior leaders from across the company in an open Q&A format. A live webcast of the event will be available on our website at https://www.novartis.com/investors/event-calendar, along with a copy of the CEO presentation. A replay will be available once the event has concluded.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Additional information and Where to Find It
On October 26, 2025, Novartis announced an agreement to acquire Avidity Biosciences, Inc. Under the terms of the transactions, Novartis, through a merger with a newly formed indirect wholly owned subsidiary, will acquire all outstanding shares of Avidity. The transaction is expected to close in the first half of 2026, subject to the completion of the spin-off or a sale by Avidity of SpinCo and other customary closing conditions, including receipt of regulatory approvals and the approval of Avidity stockholders.

In connection with the spin-off or sale of SpinCo and the merger (the “Transactions”), Novartis, Avidity and SpinCo intend to file relevant documents with the Securities and Exchange Commission (the “SEC”), including a preliminary and definitive proxy statement to be filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC.

Participants in the Solicitation
This press release does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on January 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at https://www.novartis.com and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

No Offer or Solicitation
This press release is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

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Novartis Media Relations E-mail: media.relations@novartis.com
Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

1 Constant currencies and core results are non-IFRS measures. An explanation of non-IFRS measures can be found on page 42 of the Novartis Third Quarter and Nine Months Condensed Interim Financial Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 20, 2025	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting